Exhibit 99.1

Contact:	David Chong – Investor Relations
Phone: 603-773-6499
Email: chong@unitil.com

Alec O’Meara – Media Relations
Phone: 603-773-6404
Email: omeara@unitil.com

Unitil Reports Year-End Earnings

Hampton, NH – February 3, 2011: Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings Applicable to Common Shareholders (Earnings) of $9.5 million, or $0.88 per share for the full year of 2010. This compares to Earnings of $9.9 million, or $1.03 per share in 2009.

The Company also announced Earnings of $5.2 million, or $0.48 per share for the fourth quarter of 2010, compared to Earnings of $1.2 million, or $0.11 per share in the fourth quarter of 2009. The results for 2009 include a non-recurring accounting charge in the fourth quarter for a regulatory order in Massachusetts requiring the refund $4.9 million of natural gas supply costs. The Company has appealed this order to the Massachusetts Supreme Judicial Court and anticipates a ruling in late 2011.

“While 2010 full year results were adversely impacted by a warm winter heating season, we were pleased to see a strong increase in electric sales year over year as well as higher gas sales in the fourth quarter this year, reflecting signs of an improving regional economy,” said Bob Schoenberger, Unitil’s Chairman and Chief Executive Officer. “The increase in sales combined with the resetting of rates in all of our distribution utilities by the end of 2011 will strengthen the Company’s financial position to the benefit of our customers and shareholders.”

Electric sales margin increased $4.8 million in 2010 compared to 2009. The increase in electric sales margin reflects higher electric kilowatt-hour (kWh) sales and an electric rate increase implemented in July 2010 for Unitil Energy Systems, Inc. (Unitil Energy), the Company’s New Hampshire electric operating utility. The increase in electric sales reflects higher than average summer temperatures in the Company’s utility service territories in 2010 coupled with an improving regional economy. According to ISO-New England, the electric transmission grid operator for the New England region, July of 2010 was the second-hottest July in New England since 1960 and New England’s all-time electricity consumption for one month was recorded in that month. On a weather-normalized basis, kWh sales in 2010 increased approximately 1.6% year over year and 2.9% in the fourth quarter compared to 2009.

Natural gas sales margin increased $2.3 million in 2010 compared to 2009, reflecting the effect of the ordered refund of $4.9 million of natural gas supply costs recorded in 2009, discussed above. Absent the effect of this refund, natural gas sales margin decreased $2.6 million in 2010 compared to 2009, principally due to the milder winter heating season in the early part of 2010 compared to 2009. Heating Degree Days in 2010 were 9% fewer than in the prior year. On a weather-normalized basis, natural gas therm sales for the full year of 2010 were essentially flat with therm sales in 2009 and increased approximately 2% in the fourth quarter.

Selected Financial Data for 2010 and 2009 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share data)

	(unaudited) Three Months Ended December 31,			Twelve Months Ended December 31,
	2010	2009	Change	2010	2009	Change
Gas Therm Sales:
Residential	8.2	7.6	7.9%	35.1	36.7	(4.4%)
Commercial/Industrial	36.9	35.9	2.8%	137.8	142.0	(3.0%)

Total	45.1	43.5	3.7%	172.9	178.7	(3.2%)

Electric kWh Sales:
Residential	156.5	152.1	2.9%	681.2	645.9	5.5%
Commercial/Industrial	242.0	234.6	3.2%	1,009.9	972.9	3.8%

Total	398.5	386.7	3.1%	1,691.1	1,618.8	4.5%

Gas Revenues	$47.9	$41.8	$6.1	$150.1	$152.8	$(2.7)
Purchased Gas	29.6	29.6	—	93.3	98.3	(5.0)

Gas Sales Margin	18.3	12.2	6.1	56.8	54.5	2.3
Electric Revenues	48.8	46.6	2.2	203.7	209.9	(6.2)
Purchased Electricity	33.0	33.1	(0.1)	143.7	154.7	(11.0)

Electric Sales Margin	15.8	13.5	2.3	60.0	55.2	4.8
Usource Sales Margin	1.2	1.1	0.1	4.6	4.3	0.3

Total Sales Margin:	35.3	26.8	8.5	121.4	114.0	7.4

Operation & Maintenance Expenses	11.9	10.3	1.6	48.8	44.7	4.1
Depreciation, Amortization, Taxes & Other	13.6	12.0	1.6	45.0	43.6	1.4
Interest Expense, Net	4.6	3.3	1.3	18.1	15.8	2.3

Earnings Applicable to Common Shareholders:	$5.2	$1.2	$4.0	$9.5	$9.9	$(0.4)

Earnings Per Share	$0.48	$0.11	$0.37	$0.88	$1.03	$(0.15)

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $4.6 million in 2010, an increase of $0.3 million compared to 2009.

Total Operation & Maintenance (O&M) expenses increased $4.1 million in 2010 compared to 2009. The changes in O&M expenses reflect higher utility operating costs. O&M expenses in 2010 also reflect the full integration of Northern Utilities Inc. (Northern Utilities) and Granite State Gas Transmission Inc. (Granite State) into the Company’s consolidated operating results. In 2009, the Company recognized professional fees of approximately $3.0 million related to regulatory and legal matters concerning the Company’s preparation and response to the devastating ice storm that struck the New England region in December 2008.

Depreciation and Amortization expense increased $1.5 million in 2010 compared to 2009, reflecting higher depreciation on normal utility plant additions partially offset by lower net amortization expense in the current year.

Interest Expense, Net increased $2.3 million in 2010 compared to 2009. The increase is primarily due to the issuance of $40 million of long-term notes by Unitil Energy Systems, Inc. and Northern Utilities in March 2010.

Federal and State Income Taxes decreased by $0.9 million in 2010 due to lower pre-tax income in 2010 compared to 2009.

All other expenses increased $0.8 million in 2010 compared to 2009, primarily reflecting higher property taxes and payroll taxes.

At its January 2011 meeting, the Unitil Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. Unitil paid common dividends of $1.38 in 2010.

Earnings per share for 2010 are not directly comparable with 2009 due to the issuance of 5.0 million common shares between December 2008 and June 2009 to complete the financing associated with the Company’s acquisition of Northern Utilities and Granite State in December 2008.

The Company’s results are expected to reflect the seasonal nature of the acquired natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating and maintenance expenses usually exceed sales margins in the period.

Rate Case Activity

On April 15, 2010, Unitil Energy filed for a distribution base rate increase of $10.1 million. The Company’s filing also included a proposed long-term rate plan establishing step adjustments for future utility plant investments and an enhanced reliability and vegetation management programs. On June 29, 2010, the New Hampshire Public Utilities Commission (NHPUC) issued an order approving a temporary rate increase for Unitil Energy of $5.2 million effective July 1, 2010. Once permanent rates are approved by the NHPUC, they will be reconciled to the date temporary rates were ordered. The Company is currently engaged in settlement procedures regarding the permanent rate level and a long-term rate plan. A hearing in this matter is scheduled for early February 2011.

On November 30, 2010 the Company’s interstate natural gas transmission pipeline, Granite State, filed a rate settlement agreement, which provides for an increase of approximately $1.7 million in annual revenue effective January 1, 2011. This settlement agreement was approved by the Federal Energy Regulatory Commission on January 31, 2011.

On January 14, 2011, the Company’s Massachusetts operating utility, Fitchburg Gas and Electric Light Company (Fitchburg), filed a comprehensive revenue decoupling proposal and a request for distribution rate increases of $7.1 million for its electric division and $4.4 million of its gas division. The Company’s filing also includes a rate-impact mitigation alternative for the electric division that would offset the distribution revenue increase through a corresponding decrease in Fitchburg’s Transition Charge. The Transition Charge is the means by which Fitchburg recovers its power supply-related stranded costs and other restructuring-related regulatory assets. Any offsetting decrease in the Transition Charge would allow for the recovery of the restructuring related stranded costs over an extended term. The Company’s revenue decoupling proposal is modeled closely on decoupling proposals already approved by the Massachusetts Department of Public Utilities (MDPU) for other utilities operating in the Commonwealth of Massachusetts and is intended to align the Company’s interests with important public policy objectives concerning energy efficiency, energy reliability, national energy security and protecting the environment. The MDPU issued an order suspending and deferring the use of the rates until August 2, 2011, pending an investigation and analysis of the Company’s filing.

Northern Utilities, the Company’s gas distribution utility operating in the states of New Hampshire and Maine, is currently expected to file base rate cases for both its New Hampshire and Maine divisions in the second quarter of 2011. The Company will announce the amount of the requested rate increases and other related information after the filing of the distribution rate cases.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2010 results on Thursday, February 3, 2011 at 2:00 p.m. Eastern Time. This call is being webcast by Thomson Financial and can be accessed in the Investor Relations section of Unitil Corporation’s website, www.unitil.com.

About Unitil

Unitil provides for the necessities of life, safely and reliably delivering natural gas and electricity throughout northern New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil is a public utility holding company with affiliates that include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc., and Granite State Gas Transmission, Inc. Together, Unitil’s operating utilities serve approximately 100,900 electric customers and 70,800 natural gas customers. Other subsidiaries include Unitil Service Corp. and Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.